14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

SUPPL

Neuilly, September 17th, 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the following disclosure materials for Cereol:

- Press Release dated September 10th, 2002: "Results at 30 June 2002: Improved Performance" (both in French and in English).
- Semi-Annual Report 2002 (both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

P/O

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlw
9/24

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 3 2002
WASH. D.C.
155

Cereol

COMMUNIQUE DE PRESSE

RESULTATS AU 30 JUIN 2002 : AMELIORATION DES PERFORMANCES

Paris, le 10 septembre 2002 - Le conseil d'administration de Cereol s'est réuni le 10 septembre 2002 sous la présidence de Carl Hausmann pour examiner les comptes consolidés au 30 juin 2002.

Les principales données consolidées se résument ainsi :

Chiffres clés (en millions d'euros)	**30/06/2001**	**30/06/2002**	**Δ %**
Chiffre d'affaires	2 552,0	2 390,2	-6,3
Résultat d'exploitation	91,5	93,7	+2,4
Résultat courant avant impôt	28,8	53,8	+86,8
Résultat net - part du groupe	6,7	50,1	NS
Capitaux propres de l'ensemble	1 085,7	1 031,0	
Endettement financier - net	757,6	601,2	
Ratio dettes nettes/fonds propres	0,70	0,58	

La comparaison des chiffres clés est rendue difficile du fait des changements de périmètre qui ont affecté l'année 2002, notamment la sortie de Koipe et de Carapelli et la rentrée des 50% restants de CanAmera et des 49% restants d'Oleina.

- **Le chiffre d'affaires** du premier semestre 2002 s'est établi à 2 390,2 millions d'euros et reflète une baisse apparente de 6,3% par rapport à 2001. A périmètre et taux de change constants, le chiffre d'affaires est en hausse de 2,8% et s'explique essentiellement par la progression des prix de vente.

- **Le résultat d'exploitation consolidé** du premier semestre 2002 s'est élevé à 93,7 millions d'euros en hausse de 2,4%. Hors effet de change et variation du périmètre de consolidation, la hausse du résultat d'exploitation est de 16,7%, et est due à :
  - une amélioration des marges en Europe de l'Ouest, ainsi qu'à une augmentation des prix de vente et une politique d'approvisionnement efficace en Europe de l'Est,
  - une amélioration des résultats aux Etats-Unis, du fait de l'augmentation des volumes et de la diminution des coûts de l'énergie.

- **Le résultat net – part du groupe** s'établit à 50,1 millions d'euros au 30 juin 2002 à comparer à un profit de 6,7 millions d'euros au 30 juin 2001. Cette amélioration est due à une diminution des coûts financiers, des impôts et des frais exceptionnels.

- **Le ratio endettement financier net/fonds propres** s'est élevé à 0,58 au 30 juin 2002 contre 0,70 au 30 juin 2001. Cette amélioration s'explique par la réduction de l'endettement financier.

EVENEMENTS POSTERIEURS AU 30 JUIN 2002

En juillet 2002, Edison, l'actionnaire majoritaire de Cereol a conclu un accord avec Bunge lui permettant, sous réserve de l'obtention des autorisations requises, de lui céder sa participation de 54,69% dans Cereol.

En août 2002, Cereol a conclu avec Ösat, son partenaire autrichien, un accord en vue d'acquérir 50% des actions de la société autrichienne Ölmühle Bruck. Cereol était déjà propriétaire de 50% des actions de cette société. Cereol détiendra ainsi 100% du capital de Ölmühle Bruck. La réalisation de cet accord ne deviendra définitive qu'après approbation des autorités anti-trust.

PERSPECTIVES 2002

Malgré un contexte matières premières moins favorable, les perspectives pour le second semestre 2002 restent satisfaisantes. Les résultats opérationnels pour l'année 2002 devraient confirmer les bons résultats de l'année 2001.

Contacts Presse : **Tarick Dali** **+33 1 40 70 11 89**
Jerry Backstrom **+33 1 41 43 10 60**
Henri Rieux **+33 1 41 43 19 52**
www.cereolworld.com

Cereol

PRESS RELEASE

RESULTS AT 30 JUNE 2002 : IMPROVED PERFORMANCE

Paris, 10 September 2002 - The Board of Directors of Cereol met on 10 September 2002 under the chairmanship of Carl Hausmann to examine the consolidated accounts at 30 June 2002.

The principal consolidated data is as follows:

Key figures (in EUR million)	**30/06/2001**	**30/06/2002**	**Δ %**
Net sales	2,552.0	2,390.2	-6.3
Operating income	91.5	93.7	+2.4
Profit before tax & exceptional items	28.8	53.8	+86.8
Net income – Group share	6.7	50.1	NS
Total shareholders' equity	1,085.7	1,031.0	
Net financial debt	757.6	601.2	
Net financial debt/total shareholders' equity ratio	0.70	0.58	

Comparison of key figures is made difficult because of perimeter changes in the year 2002, in particular the exit of Koipe and Carapelli and the entry of the remaining 50% of CanAmera and the remaining 49% of Oleina.

- **Net sales** of the first six-month period of 2002 reached 2,390.2 million euros and reflect an apparent fall of 6.3% as compared to 2001. At constant perimeters and exchange rates, net sales increased by 2.8% and are explained essentially by price increases.

- The consolidated **operating profit** of the first six-month period of 2002 reached 93.7 million euros, an increase of 2.4%. Without the effect of the change and variation in the consolidation perimeter, the increase in operating income is 16.7% and is due to :
  - an improvement in margins in Western Europe, as well as an increase in selling prices and an efficient supply policy in Eastern Europe,
  - improved operating income in the United States, due to increased volumes and lower energy costs.

- **The net income - Group share** reached 50.1 million euros at 30 June 2002 as compared to a profit of 6.7 million euros at 30 June 2001. This improvement is due to lower financial costs and taxes and exceptional costs.

- **The net financial debt/total shareholders' equity ratio** increased to 0.58 at 30 June 2002, against 0.70 at 30 June 2001. This increase is explained by the reduction of financial debt.

Cereol

SUBSEQUENT EVENTS AT 30 JUNE 2002

In July 2002, Edison, Cereol's major shareholder, concluded an agreement with Bunge that would allow it, upon approval of regulatory authorities, to dispose of its participation of 54.69% in Cereol.

In August 2002, Cereol concluded an agreement with Ösat, its Austrian partner, to acquire their 50% interest in the Austrian company, Ölmühle Bruck. Cereol is already the owner of 50% of that company's shares. Cereol shall henceforth have 100% of Ölmühle Bruck's capital. This agreement shall only be realised after the approval of the anti-trust authorities.

PROSPECTS 2002

Despite a context of less favourable raw materials, prospects for the second six-months of 2002 remain satisfactory. The operational results for the year 2002 should confirm the good results achieved in 2001.

Press contacts:	**Tarick Dali**	**tel: +33 1 40 70 11 89**
	Jerry Backstrom	**tel: +33 1 41 43 10 60**
	Henri Rieux	**tel: +33 1 41 43 19 52**

Web site : www.cereolworld.com



semi-annual report 2002

Cereol

Chairman's message

Carl Hausmann



The most significant event of this first half was undoubtedly the negociation followed by the announcement on July 22, 2002 of Edison's agreement to sell its 54.69% majority holding in Cereol to the Bunge agribusiness group.

This is good news. Like Cereol, Bunge has a major oilseed processing operation and pursues a similar policy in terms of vertical integration, from the purchase of raw materials right through to the sale of high value-added products.

Bunge and Cereol will provide an excellent fit, especially in terms of geographical coverage. Bunge has a leading position in South America and also operates in the central and southern parts of the United States. Cereol has a strong position in western Europe and is the market leader in Eastern Europe. In North America, Cereol operates predominantly in the north-eastern part of the United States and has a leading position in Canada.

The alliance will make Bunge and Cereol a global player in high growth markets.
Together they will be the world's biggest oilseed processor, capitalising on their strategically located and highly competitive industrial plants.

The transaction is subject to authorisation and visas from the relevant authorities and is expected to become effective by the end of 2002. A Cereol team has been appointed to work with Edison and Bunge in order to ensure a successful outcome.

Apart from this major development, during the first half Cereol continued its policy of refocusing on its core business in oilseed processing and the sale of the resulting protein-rich meal, oil and specialty products. Within the framework of this strategy, in February 2002 Cereol raised its interest in Oleina Holding to 100%, thereby strengthening its position in Ukraine and Russia. In May 2002, Cereol sold its olive oil subsidiary Carapelli to a group of Italian investors, and in June 2002 Cereol acquired the remaining 50% of CanAmera Foods, Canada's leading oilseed processor.

On a like-for-like consolidation scope basis, operating results for the first six months were better than last year and broadly highly satisfactory. The outlook for the full year is good and, despite a likely contracting of margins during the second half due to less favourable trends in oilseed, oil and meal prices, our progress should be in line with that of 2001.

This year has been particularly eventful for Cereol and will play a major part in shaping the Group's future. The alliance with Bunge will offer both companies new opportunities that will help Cereol create further value for its shareholders by strengthening its partnership with oilseed suppliers, developing the company's in-house skills and expertise and continuing to focus on customer service.

"from the field to the table"

December 31, 2001	In EUR millions	June 30, 2002	June 30, 2001
5,178.6	**Sales**	**2,390.2**	**2,552.0**
200.5	**Operating income**	**93.7**	**91.5**
(64.9)	Net financial expense	(24.7)	(41.8)
141.7	Pre-tax income from continuing operations	53.8	28.8
70.5	**Net income – Group share**	**50.1**	**6.7**

Segmental analysis of consolidated sales (non-group sales) for first-half 2002

In EUR millions	June 30, 2002	June 30, 2001
Food Oils Europe	1,542.4	1,732.8
North American Processing	729.7	705.7
Specialty Products	117.5	113.2
Other	0.6	0.3
Total	**2,390.2**	**2,552.0**

Segmental analysis of operating income for first-half 2002

In EUR millions	June 30, 2002	June 30, 2001
Food Oils Europe	76.5	69.7
North American Processing	17.9	14.3
Specialty Products	6.2	9.5
Other	(6.9)	(2.0)
Total	**93.7**	**91.5**

Analysis of sales growth

in EUR millions


2,552.0
(5.7)
Currency effect
31.7
Entries to scope of consolidation
(252.0)
Exits from scope of consolidation
64.2
Organic growth
2,390.2
June 30, 2001
June 30, 2002

Analysis of operating income growth

in EUR millions


91.5
(0.5)
Currency effect
–
Entries to scope of consolidation
(11.5)
Exits from scope of consolidation
14.2
Organic growth
93.7
June 30, 2001
June 30, 2002

Net debt-to-equity ratio

in EUR millions


June 30, 2001
757.6
1,085.7
69.78%
December 31, 2001
810.6*
989.5
81.92%
June 30, 2002
601.2*
1,031.0
58.39%
* Excluding treasury shares.
Net debt
Equity

Breakdown of fixed/floating rate debt by currency
(after currency swaps)

	Fixed rate	Floating rate
Euro	0.00%	100.00%
US dollar*	26.87%	73.13%
Others**	0.00%	100.00%

* These figures do not take account of cap purchases, which, in the event of a rise in dollar interest rates, would reduce the group's exposure.
** Net (principally PLN and HUF).

Net indebtedness by borrowing currency
at June 30, 2002

in EUR millions

Currency	Net debt
Euro	(281.6)
US dollar	802.3
Canadian dollar	55.3
Others (principally PLN and HUF)	25.2
Total	**601.2**

Net indebtedness by type of instrument
at June 30, 2002

in EUR millions

Type	Net debt
Bonds	151.1
Bank loans	525.8
Cash and marketable securities*	(75.7)
Total	**601.2**

* Excluding treasury shares.

Capital expenditure

in EUR millions	June 30, 2002	June 30, 2001	December 31, 2001
Capital expenditure			
Food Oils Europe	16.1	15.5	34.9
North American Processing	18.2	6.9	23.5
Specialty Products	10.4	8.5	30.4
Other	–	–	1.3
Total	**44.7**	**30.9**	**90.1**
Property, plant & equipment			
Food Oils Europe	175.4	372.3	198.0
North American Processing	401.8	233.4	380.7
Specialty Products	228.6	155.4	249.2
Other	1.0	0.2	1.3
Total	**806.8**	**761.3**	**829.2**

Number of employees

June 30, 2002	December 31, 2001
5,963	5,745

Food Oils Europe, North American Processing, Specialty Products

As in 2001, Cereol continued to enjoy both good supply and demand conditions during the first half of 2002.
On the supply-side, Cereol's operations in the first half of the year are determined by the previous year's world seed harvests. Broadly-speaking, oilseed supply was satisfactory, although variable according to region. The United States and South America produced a record soyabean harvest for the second year in a row. The rapeseed harvest was on a par with the previous year in the European Union, but down sharply in Canada. World sunflower seed production also contracted sharply, particularly in Eastern Europe.
On the demand-side, demand for food oils and meal remained strong in the first six months of the year, with the European protein market continuing to benefit from the ban on meat and bone meal in animal feed and its replacement with vegetable protein. Higher food oil and meal prices since the end of 2001 helped improve margins across the board.
Lastly, energy costs fell to more reasonable levels after two years of sharp increases.
Against this broadly positive backdrop, the Group continued to refocus on its core business in oilseed processing and marketing of oilseed products that is why, after selling Koipe in December 2001, during the first half of 2002 Cereol divested its subsidiary Carapelli, one of Italy's leading olive oil companies, to a group of Italian investors. In June 2002, Cereol acquired the remaining 50% of CanAmera, the Canadian leader in oilseed crushing and vegetable oil refining and bottling. In February 2002, in addition, as part of its policy to expand in high-growth markets, Cereol acquired the remaining 49% of Oleina Holding, raising its holding to 100%. Oleina Holding has operational subsidiaries in crushing, refining, packaging and marketing in Ukraine and Russia.
In conclusion, in line with the initiatives taken throughout 2001 the Cereol Group has taken further steps to substantially reinforce the coherency of its business mix. These moves, within a favourable economic environment, have resulted in improved earnings performance.

Food Oils Europe

The Food Oils Europe division continued to reap the benefits of an overall recovery in crushing margins since the beginning of 2001.

The improvement in soya crushing margins was driven by growth in demand for meal used in animal feed following the bovine spongiform encephalopathy (BSE, or "mad cow") crisis. The European Union has maintained its ban on the use of bone meal and animal fats until further notice and these products have been replaced by vegetable protein, principally soya meal.

These positive developments, coupled with a drop in energy costs, have boosted Cereol's operations significantly in Germany, Spain and Italy, whose core business is soya crushing. However, trends in the US dollar were less positive, although its depreciation against the euro did not really begin to hit home until the end of the first half.

At the beginning of the year, Cereol Deutschland acquired Unilever's Mannheim bottling plant, which gives it more flexibility in manufacturing terms and has also led to economies of scale and cost savings in manufacturing and logistics.

Turning to soft seeds, margins have improved sharply, driven by the purchase of seed supplies at good prices early in the 2001 marketing year, coupled with a strong increase in food oil prices towards the year end. This was the case for both rapeseed in Poland and sunflower seed in Hungary and Romania.

During the first half, our Polish subsidiary, Kruszwica, successfully launched a new Kujawski first-pressed rapeseed oil, which boosted sales. In May 2002, it also signed an agreement with Unilever that will guarantee margarine production volumes and also ensure better distribution of its products.

Development of our operations in Ukraine, and more particularly Russia, was held back by fierce competition from local operators and soya oil imports. Through raising our stake in Oleina Holding to 100%, we expect to strengthen our competitive position by more effectively exploiting Group-wide synergies.

Turning to the French market, our subsidiary Lesieur consolidated on its market share in seed oils and olive oil. The Huile d'Olive Lesieur and Carapelli brands performed extremely well. Our Olï brand was repositioned and relaunched in March 2002 amid a major advertising campaign.

Margins, however, were affected by the impossibility to pass on rises in commodity prices at the end of 2001, due to the price freeze imposed by retailers during the changeover to the euro. This position has now been rectified and should have a positive impact in the second half.

In June 2002, as part of its policy of refocusing on oilseed processing, Cereol sold its subsidiary Carapelli to a group of Italian investors, led by the B & S Private Equity Group, an enterprise value of EUR 101 million. Carapelli, nevertheless, will maintain its relationship with other Group subsidiaries. The new shareholders have taken over the contract between Carapelli and Lesieur for the distribution of Carapelli extra virgin olive oil in France and the seed-oil bottling contract between Cereol Italy and Carapelli.

Biodiesel

In Italy, biodiesel quotas have been raised from 180,000 to 300,000 tonnes now that biodiesel can be blended with mineral diesel. This is excellent news for Novaol. However, the general climate – falling crude oil prices and rising vegetable oil prices – weighed heavily on the biodiesel division in the first half of the year.

The good results in the first half of 2002 were driven by favourable market conditions coupled with continuing efforts towards our key strategic goals of productivity gains and cost control, innovation and development of high value-added products, and vertical integration.

North American Processing

The division achieved sharp growth in first half earnings on a like-for-like basis.

Central Soya's performance was driven by three positive factors:

- plentiful raw-material supply following a new record soyabean harvest in 2001 of almost 79 million tonnes;
- strong demand for meal and oil, despite a slowdown in the US economy;
- a drop in energy costs compared with the previous two years.

The Morristown (Indiana) refinery has now been completed and is due to come on stream in the third quarter of this year. In view of Central Soya's strong growth, Cereol has already decided to increase the new plant's soya crushing capacity by the end of 2003.

Canada has had several very tough years – and 2001 was no exception – but should now have seen the back of the poor weather and general agricultural conditions that have been weighing on our local operations. In June 2002, therefore, in a long-term strategic move, Cereol acquired the other 50% of its joint venture CanAmera, thereby raising its stake to 100%. CanAmera is the Canadian leader in oilseed crushing and vegetable oil refining and bottling. Its crushing operations involve soya beans in the eastern regions of Canada and rapeseed in the west, and the company sells a broad range of oils and vegetable oil products throughout the whole of Canada.

This acquisition will provide further manufacturing, commercial and logistics synergies with our North American operations, and will help us exploit a better business climate more effectively.

Specialty Products

The Specialty Products division posted a significant increase in earnings on the basis of the pro forma at June 30, 2001. This excellent performance was driven chiefly by sales growth coupled with a fall in energy costs, which more than offset new product launch costs. During the first half, the division continued to promote two new product lines, which were first launched in late 2001. Alpha™, a range of soluble protein concentrates manufactured in the new plant at New Bremen, Ohio, offers substantial growth potential in the nutrition segment of the food market. Centrosoft® is a range of lecithins derived from rapeseed and sunflower seed, designed to meet European market demand for non GMO food ingredients.

The first half also saw the completion of two major industrial projects: an increase in protein production capacity in the Aarhus plant in Denmark and the Bellevue plant in Ohio that will help meet increasing demand for textured proteins.

The New Bremen, Ohio, plant, which first came on stream in 2001, will move up to full capacity in the third quarter of 2002 and will contribute to growth in sales of Alpha™ proteins.

These new products – which are the result of an active research & development policy – and new production facilities will drive the Specialty Products division's future growth and improve its profitability.

Consolidated balance sheets

Dec. 31, 2001	in EUR millions	June 30, 2002	June 30, 2001
131.3	**Intangible assets**	**123.8**	**246.5**
158.1	**Goodwill**	**166.7**	**119.9**
829.2	**Property, plant & equipment**	**806.8**	**761.3**
	Financial assets		
27.8	Investments accounted for by the equity method	31.8	30.3
1.1	Non-consolidated investments	0.9	2.5
16.7	Other financial assets	9.8	38.1
45.6		**42.5**	**70.9**
1,164.2	**Total non-current assets**	**1,139.8**	**1,198.6**
33.5	Deferred tax asset	24.1	172.9
750.3	Inventories and work-in-process	606.5	611.9
436.0	Trade receivables	388.7	518.0
109.6	Other current assets	68.9	115.4
5.6	Marketable securities	4.5	36.0
244.3	Cash	75.6	100.8
1,579.3	**Total current assets**	**1,168.3**	**1,555.0**
2,743.5	**Total assets**	**2,308.1**	**2,753.6**

Shareholders' equity and liabilities

Dec. 31, 2001	in EUR millions	June 30, 2002	June 30, 2001
	Shareholders' equity		
25.7	Capital	25.7	25.7
859.0	Additional paid-in capital	859.0	859.0
6.5	Reserves	60.4	-
(5.5)	Translation reserve	6.0	(27.0)
70.5	Net income for the period	50.1	6.7
956.2	**Shareholders' equity – Group share**	**1,001.2**	**864.4**
33.3	Minority interests	29.8	221.3
989.5	**Total shareholders' equity**	**1,031.0**	**1,085.7**
0.8	Investment subsidies	0.8	1.9
149.6	Deferred tax liability	137.9	66.1
35.4	Provisions for risks and charges	83.0	79.9
1,057.2	Financial borrowings	676.9	932.7
349.8	Trade payables	262.6	365.4
161.2	Other liabilities	115.9	222.0
2,743.5	**Total shareholders' equity & liabilities**	**2,308.1**	**2,753.6**

Consolidated income statement

Dec. 31, 2001	in EUR millions	June 30, 2002	June 30, 2001
	Revenues		
5,178.6	Sales	2,390.2	2,552.0
13.4	Other operating revenues	3.7	8.5
5,192.0		**2,393.9**	**2,560.4**
	Operating expenses		
3,914.0	Purchases and changes in inventories	1,812.8	1,921.9
273.0	Payroll expense	125.4	140.3
704.7	Sundry expense	314.9	363.9
99.8	Depreciation and amortisation	47.1	42.8
4,991.5		**2,300.2**	**2,469.0**
200.5	**Operating income**	**93.7**	**91.5**
(64.9)	**Net financial expense**	**(24.7)**	**(41.8)**
135.6	**Pre-tax income from recurring operations**	**69.0**	**49.7**
6.1	Net non-recurring income/(expense)	(15.2)	(20.9)
(55.9)	Corporate income taxes	(3.4)	(14.9)
85.8	**Net income of fully consolidated companies**	**50.4**	**13.9**
1.8	Group share in income of companies consolidated by the equity method	2.0	1.8
(3.9)	Goodwill amortisation	(2.3)	(6.4)
83.7	**Net income before minority interests**	**50.1**	**9.3**
(13.2)	Minority interests	0	(2.6)
70.5	**Net income – Group share**	**50.1**	**6.7**
25,668,609	Average number of shares	25,668,609	25,628,609
2.75	Earnings per share (in euros)	1.95	0.26

Consolidated statement of cash flows

Dec. 31, 2001	in EUR millions	June 30, 2002	June 30, 2001
	Cash provided/(used) by operating activities		
200.5	Operating income	93.7	91.5
99.8	Amortisation – related to operations	47.1	42.8
16.1	Depreciation – related to operations	6.7	9.3
316.4	**Gross operating income**	**147.5**	**143.6**
(226.9)	Impact of timing differences	60.6	9.0
89.5	**Cash from operations**	**208.1**	**152.6**
(76.7)	Net financial expense	(24.7)	(41.8)
(26.5)	Corporate income taxes	(28.6)	(27.0)
1.1	Dividends received from companies consolidated by the equity method	–	1.1
(23.0)	Other expenses paid, net	1.7	(6.5)
(35.7)	**Total**	**156.5**	**78.4**
	Cash provided/(used) by investing activities		
(90.1)	Additions to property, plant & equipment	(44.7)	(30.9)
(3.8)	Additions to other non-current assets	(0.8)	(3.0)
11.5	Disposals of non-current assets	0.2	9.4
0.4	Investment subsidies received	–	0.3
212.5	(Acquisitions)/disposals of consolidated subsidiaries	(18.0)	(1.2)
(144.2)	Net cash of subsidiaries purchased or sold	0.8	0.3
3.9	Impact of timing differences	1.3	(1.3)
(9.8)	**Total**	**(61.2)**	**(26.4)**
	Cash provided/(used) by financing activities		
–	Cereol SA treasury shares	–	(0.1)
0.8	Capital increase paid by minority shareholders of consolidated companies	1.6	1.6
(22.7)	Dividends paid to Cereol shareholders	(16.6)	(22.7)
(3.4)	Dividends paid to minority shareholders of consolidated companies	–	(3.4)
188.9	Increases/(reductions) in borrowings	(248.3)	14.9
–	Impact of timing differences	–	–
163.6	**Total**	**(263.3)**	**(9.7)**
3.2	**Impact of exchange rate variations on cash**	**(1.8)**	**(8.3)**
121.2	**Net change in cash and cash equivalents**	**(169.8)**	**34.0**
128.7	**Opening cash and cash equivalents**	**249.9**	**102.8**
249.9	**Closing cash and cash equivalents**	**80.1**	**136.8**

to the consolidated financial statements

1. Accounting policies and valuation methods

1.1. Accounting policies

The consolidated financial statements for the six months to June 30, 2002 have been prepared on a going concern basis using the same accounting policies and valuation methods as those used for the 2001 annual statements, in accordance with regulation no. 99-02 of the French Accounting Standards Committee (CRC) and recommendation no. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

The Group applies the preferred accounting treatment recommended in regulation CRC 99-02 for the following items:

- Retirement benefits;
- Translation differences arising on monetary assets and liabilities denominated in foreign currencies;
- Bond issue expenses and redemption premiums;
- Capital and operating leases.

Due to the nature of the Group's business, there are no uncompleted transactions at the period end.

1.2. Valuation methods

The accounting policies and valuation methods used to prepare the half-yearly financial statements are the same as those used for the 2001 annual statements.

The assets and liabilities acquired by Cereol are those described in the Eridania Béghin-Say demerger agreement. They have been valued on the basis of fair values as estimated by independent experts and therefore incorporate any revaluation differences, positive or negative. The difference between these fair values and the historic values of identifiable assets and liabilities transferred to Cereol has been analysed and allocated as far as possible to identifiable intangible assets, property, plant & equipment and deferred tax assets. Any remaining negative balance has been written off to reserves.

At the period end, the Group had not made any fair value adjustments to the assets and liabilities comprising the remaining 50% of CanAmera acquired by the Group.

2. Comparability

The half-yearly financial statements are affected by the seasonal nature of the Group's business.

Changes to the scope of consolidation since June 30, 2001 were as follows:

- divestment of Riso Eurico (October 2, 2001), Koipe (December 19, 2001) and Carapelli (May 28, 2002)
- acquisition of the remaining 49% of the Oleina Holding Group (February 28, 2002) and the remaining 50% of CanAmera Foods (May 31, 2002).

The pro forma financial statements for 2001 shown below are presented as if Riso Eurico and Koipe had been divested on January 1, 2001. The Carapelli divestment has been accounted for as of June 1, 2002, and the acquisition of the remaining 49% of Oleina as of March 1, 2002. CanAmera has been proportionally consolidated at 50% in the income statement from January 1 to May 31, 2002 and fully consolidated for the month of June. It has been fully consolidated in the balance sheet for the entire six-month period.

The pro forma financial statements have been prepared to permit comparisons. They do not necessarily reflect the financial position and results of operations that would have been reported by Cereol had those transactions taken place on the dates indicated above.

The conventions applied to prepare the pro forma financial statements are as follows:
- the pro forma financial statements concern the six-month period from January 1 to June 30, 2001 and the six-month period from January 1 to June 30, 2002;
- the three divestments and two acquisitions have been accounted for as described above;
- theoretical financial expense has been calculated on the basis of net debt and interest rates paid by the new Group, taking account of the associated tax effect;
- the 2001 figures reflect the actual consolidated financial statements at June 30, 2001 restated for acquisition and divestment operations;
- the 2002 figures reflect the published consolidated financial statements.

Riso Eurico, Koipe and Carapelli have been treated as if they were not part of the Cereol Group. The pro forma data have accordingly been adjusted to cancel the elimination of intercompany transactions between the Cereol Group and those three companies.

The consolidated income statement for the six months to June 30, 2002 shows the revenues earned and the expenses incurred by the divested businesses up to the date of transfer of control.

Pro forma balance sheets

in EUR millions	June 30, 2002	June 30, 2001
Intangible assets	123.8	123.3
Goodwill	166.7	153.1
Property, plant & equipment	806.8	789.9
Financial assets		
Investments accounted for by the equity method	31.8	30.3
Non-consolidated investments	0.9	2.0
Other financial assets	9.8	49.0
Total non-current assets	**1,139.8**	**1,147.6**
Inventories and work-in-process	606.5	570.6
Trade receivables	388.7	430.2
Other current assets	93.0	246.8
Marketable securities	4.5	36.0
Cash	75.6	95.1
Total current assets	**1,168.3**	**1,378.7**
Total assets	**2,308.1**	**2,526.3**
Shareholders' equity		
Capital	25.7	25.7
Additional paid-in capital	859.0	859.0
Reserves	60.4	93.7
Translation reserve	6.0	(27.0)
Net income for the period	50.1	13.9
Shareholders' equity – Group share	**1,001.2**	**965.3**
Minority interests	29.8	25.5
Total shareholders' equity	**1,031.0**	**990.8**
Investment subsidies	0.8	0.8
Provisions for risks and charges	220.9	126.5
Financial borrowings	676.9	836.8
Trade payables	262.6	292.9
Other liabilities	115.9	278.5
Total shareholders' equity and liabilities	**2,308.1**	**2,526.3**

Pro forma income statement

in EUR millions	June 30, 2002	June 30, 2001
Revenues		
Sales	2,390.2	2331.7
Other operating revenues	3.7	7.9
	2,393.9	**2,339.6**
Operating expenses		
Purchases and changes in inventories	1,812.8	1,761.7
Payroll expense	125.4	123.2
Sundry expense	314.9	332.8
Depreciation and amortisation	47.1	41.6
	2,300.2	**2,259.3**
Operating income	**93.7**	**80.3**
Net financial expense	**(24.7)**	**(37.2)**
Pre-tax income from continuing operations	**69.0**	**43.1**
Net non-recurring expense	(15.2)	(19.0)
Corporate income taxes	(3.4)	(9.1)
Net income of fully consolidated companies	**50.4**	**15.0**
Group share in income of companies consolidated by the equity method	2.0	1.9
Goodwill amortisation	(2.3)	(2.1)
Net income before minority interests	**50.1**	**14.8**
Minority interests	0	(0.9)
Net income – Group share	**50.1**	**13.9**

3. Change in shareholders' equity - Group share

in EUR millions	Capital	Additional paid-in capital	Reserves	Translation reserve	Net income for the period	Total
At January 1, 2001 after demerger and fair value adjustments	**25.7**	**881.8**	**6.5**	**–**	**–**	**914.0**
Capital increase	–	–	–	–	–	-
Dividends paid	–	(22.8)		–		**(22.8)**
Net income for the period	–	–	–	–	70.5	**70.5**
Translation reserve	–	–	–	(5.5)	–	**(5.5)**
At December 31, 2001	**25.7**	**859.0**	**6.5**	**(5.5)**	**70.5**	**956.2**
Allocation of 2001 net income	–	–	70.5	–	(70.5)	-
Dividends paid	–	–	(16.6)	–		**(16.6)**
Net income for the period	–	–	–	–	50.1	**50.1**
Translation reserve	–	–	–	11.5	–	**11.5**
At June 30, 2002	**25.7**	**859.0**	**60.4**	**6.0**	**50.1**	**1,001.2**

4. Sector information

June 30, 2002 (in EUR millions)	Food Oils Europe	North American Processing	Specialties	Other	Total
Sales – Group share	1,542.4	729.7	117.5	0.6	**2,390.2**
Operating income	76.5	17.9	6.2	(6.9)	**93.7**

June 30, 2001 (in EUR millions)	Food Oils Europe	North American Processing	Specialties	Other	Total
Sales – Group share	1,732.8	705.7	113.2	0.3	**2,552.0**
Operating income	69.7	14.3	9.5	(2.0)	**91.5**

5. Non-recurring items

in EUR millions	**June 30, 2002**	June 30, 2001	December 31, 2001
Capital gains or losses (net) on asset disposals [(a)]	22.5	–	24.8
Restructuring plans	–	(1.2)	(1.6)
Other net expense/(income) [(b)]	(37.7)	(19.7)	(17.1)
Total	(15.2)	**(20.9)**	**6.1**

(a) As of June 30, 2002, this heading includes the capital gain arising from the disposal of Carapelli for EUR 29.4 million. It also includes various warranty and restructuring provisions amounting to a total of EUR 6.9 million.

(b) Other expenses at June 30, 2002 principally include a EUR 40 million provision for the dispute concerning the sale of the Ducros Group to McCormick & Company. See Note 7 "disputes and litigation" for further information.

6. Off-balance sheet commitments

in EUR millions	**June 30, 2002**	December 31, 2001
Guarantees given	78.2	119.4
Counter-indemnities given to third parties	–	2.7
Guarantees received	35.4	19.3
Collateralised debt	68.0	91.8
Orders for industrial and financial non-current assets	1.4	–
*Hedging transactions (commodities)**		
Forward purchases	298.9	976.1
Forward sales	451.7	1,395.1
Hedging transactions (interest and exchange rate exposure)		
Reciprocal commitments	1,322.7	1,959.1
Commitments received	250.6	283.7

* Forward sales and purchases of commodities fluctuate sharply depending on the season.

7. Disputes and litigation

• The Ducros company and its subsidiaries were sold on August 31, 2000 to McCormick France SAS by Eridania Béghin-Say for EUR 419.2 million. In connection with the price adjustment procedure provided for in the Ducros sale agreement, McCormick & Company Inc., claiming to act on behalf of McCormick France SAS, notified Eridania Béghin-Say on January 5, 2001 that the amount of the price adjustment was EUR 155.5 million, triggering an accounting arbitration. Eridania Béghin-Say and its advisors considered this notification as null and void as regards the rules of form stipulated in the sale agreement and without grounds on the merits. In particular, in March 2001, Eridania Béghin-Say applied to the International Chamber of Commerce Arbitration Board to have McCormick's claim declared null and void, after launching accounting arbitration proceedings to determine the final amount of the price adjustment. By a judgement issued on June 28, 2001, the Court of Appeal of Nîmes ordered the accounting arbitration proceedings to be suspended pending a definitive decision on the nullity of the McCormick notification. At the time of the Eridania Béghin-Say demerger on June 30, 2001, Cereol took over Eridania Béghin-Say's rights and obligations resulting from the Ducros sale agreement. On July 1, 2002, the International Chamber of Commerce Arbitration Board issued a partial award subject to recognition and exequatur in France, validating the McCormick notification regarding a rule of form. In agreement with its advisors, Cereol, in consequence to and on application of the principle of prudence, decided to constitute a provision for an amount of EUR 40 million. McCormick has also formally challenged the demerger of Eridania Béghin-Say and has included in its claim all the companies created thourgh the demerger - Béghin-Say, Cereol, Cerestar and Provimi. Eridania Béghin-Say has also contested this challenge. The case will be heard by the Commercial Court on October 16, 2002. Without prejudice to the possible outcome of the litigation in progress, Cereol, in agreement with its advisors, (i) maintains all of its positions on McCormick's claim and (ii) considers that the challenge to the demerger is being without merit and should be dismissed.

• On April 15, 2002, an arbitration proceeding started between Cereol Holding BV, a 100% Cereol subsidiary, and Ildom Ltd. on the price of 49% of the shares of the Swiss company Oleina Holding, sold by Ildom Ltd. to Cereol Holding BV on February 28, 2002. As a consideration for this sale, Cereol Holding BV paid an advance of USD 27 million, to vary up or down pending the outcome of the arbitration, and has also issued a bank guarantee of USD 12 million in favour of Ildom Ltd. to cover this arbitration as well as the existing arbitration between Oleina SA, a 100% subsidiary of Cereol Group, and Ildom Ltd.

• A tax audit of the financial accounts of Eridania Béghin-Say, Cereol's former parent company, is currently underway. The companies created through the demerger of Eridania Béghin-Say (Béghin-Say, Cereol, Cerestar and Provimi), will each be liable for their part in the potential tax adjustments which may result from this audit.

• To the best of the Company's knowledge, no other exceptional events, litigation or claims are pending or in progress that would be likely to have a material impact of the financial position, results, business or assets and liabilities o the Company of the Group.

8. Events after the year end

On July 22, 2002, Cereol's majority shareholder, Edison, agreed to sell its 54.69% holding in Cereol to Bunge, an international agrifoods group with oilseed processing operations and sales of USD 11.5 billion in 2001. The transaction will become effective upon clearance from the relevant authorities. On August 26, 2002, Cereol reached an agreement with Ösat to purchase, subject to antitrust clearance, the remaining 50% shares in the Austrian Company Ölmühle Bruck

on the consolidated financial statements

Changes in exchange rates during the first half of 2002 mainly concerned the US dollar's weakening against the euro.

Changes in scope of consolidation had a significant impact, trimming sales by a net EUR 220.3 million.

Consolidated sales fell by 6.3% compared with first-half 2001, to EUR 2,390.2 million. However, excluding the currency effect and changes in the scope of consolidation, sales were up 2.5% on a like-for-like basis, driven principally by price increases.

Operating income amounted to EUR 93.7 million, a rise of 2.4% on the previous year and 16.7% on a like-for-like basis. This performance was driven by an improvement in margins in Western Europe, coupled with price increases and an effective sourcing policy in Eastern Europe. In the United States, the improvement in operating income was attributable principally to volume growth and a fall in energy costs.

Net financial expense fell to EUR 24.7 million from EUR 41.8 million in first-half 2001, due to a decrease in net indebtedness. This item principally comprises interest on bonds and bank debt, plus any foreign exchange gains or losses caused mainly by fluctuations in the US dollar.

Net non-recurring expense amounted to EUR 15.2 million. This figure includes a net capital gain of EUR 22.5 million on the divestment of Carapelli, offset by net non-recurring expenses of EUR 37.7 million, which principally comprised a EUR 40 million provision for the dispute concerning the sale of Ducros to McCormick & Company.

The effective **corporate income tax** rate amounted to 6.2%, essentially due to the fact that the capital gain arising on the divestment of Carapelli by Dutch company Cereol Holding BV was not liable to tax.

Group share in net income came to EUR 50.1 million against EUR 6.7 million in first-half 2001.

Shareholders' equity excluding minority interests stood at EUR 1,001.2 million as of June 30, 2002 against EUR 956.2 million as of December 31, 2001. The rise comprised EUR 50.1 million in net income for the period plus a positive translation difference of EUR 11.5 million, offset by a dividend payment of EUR 16.6 million in respect of 2001.

After deducting EUR 75.6 million in cash and marketable securities (excluding treasury shares), the Group's **net indebtedness** came to EUR 601.2 million as of June 30, 2002 compared with EUR 810.6 million as of December 31, 2001.

The reduction in net indebtedness coupled with the increase in shareholders' equity led to a decrease in the **net debt-to-equity ratio,** which stood at 0.58 as of June 30, 2002 against 0.82 as of December 31, 2001.

The operating working capital requirement amounted to EUR 732.7 million as of June 30, 2002 compared with EUR 836.5 million as of December 31, 2001.

Outlook

Despite some deterioration in raw-material market conditions – and therefore in margins – towards the end of the first half, full year results should consolidate on the Group's good performance in 2001.

auditors' review report

on the half year consolidated condensed financial statements
Period from January 1st, 2002 to june 30th, 2002

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Cereol SA, covering the period from January 1st to June 30th, 2002 and verified the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at June 30th, 2002 and of the results of its operations for the six month period then ended.

Without qualifying the conclusion expressed above, we draw attention to Note 7 "Litigation" in the note to the consolidated condensed financial statements which describes a claim and the position taken by the company in the preparation of the consolidated condensed financial statements as at June 30th, 2002.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review.

We have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly-sur-Seine, September 11, 2002

The Auditors

Gramet Nahum & Associés
William Nahum

Deloitte Touche Tohmatsu
Dominique Évrard

Board of Directors
as of September 10, 2002

Carl Hausmann
Chairman and Chief Executive

Guido Angiolini

Piergiuseppe Biandrino

Maurice Lévy

Mario Lombardi

Yves-René Nanot

Angelo Triulzi

Executive Committee

Carl Hausmann
Chairman and Chief Executive

A. Gerald Backstrom
Chief Financial
and Administrative Officer

William B. Campbell
Director, North American
Processing

Gabriel Krapf
Director, Southern Europe

James P. McCarthy
Director, Specialty Products

Henri Rieux
Director, Strategy, Development
and Human Resources

Claudio Scarrozza
Director, Eastern Europe

Paolo Silvano
Director, Business Development

Evert Van Korlaar
Director, Central Europe

Statutory Auditors

Deloitte Touche Tohmatsu

Gramet Nahum & Associés

Investor Relations

A. Gerald Backstrom
Chief Financial and Administrative Officer
Tel.: +33 (0)1 41 43 10 60
Fax: +33 (0)1 41 43 14 44
E-mail: comfi-cereol@fr.cereolworld.com

Delphine Barré
Manager, Financial Communications
Tel.: +33 (0)1 41 43 14 45
Fax: +33 (0)1 41 43 14 44
E-mail: comfi-cereol@fr.cereolworld.com

Production: the Corporate Communication Department of Cereol - Photo: L. Peranoni

Cereol

Société anonyme with capital of EUR 25,668,609
Head office: 14, boulevard du Général Leclerc
92200 Neuilly-sur-Seine, France
Registration no. 330339169 RCS Nanterre

Tel.: +33 (0)1 41 43 15 00
Fax: +33 (0)1 41 43 15 65
http://www.cereolworld.com



Head office
14, boulevard du Général Leclerc
F – 92200 Neuilly-sur-Seine
Tel: +33 1 41 43 15 00
www.cereolworld.com

Cereol

EDISON GROUP



rapport semestriel 2002

Cereol

ɩ ɪ

message du président

Carl Hausmann



L'événement majeur du premier semestre 2002 aura été sans aucun doute la négociation puis l'annonce le 22 juillet 2002 de l'accord par lequel Edison s'est engagé à céder sa participation majoritaire de 54,69% dans Cereol à la société agro-alimentaire Bunge.

C'est une nouvelle positive. Tout comme Cereol, Bunge opère dans le domaine de la transformation des oléagineux et poursuit une politique similaire d'intégration de ses activités, qui vont de l'achat des matières premières à la vente de produits finis, dont certains à forte valeur ajoutée.

Bunge et Cereol vont bénéficier d'importantes complémentarités, notamment géographiques. Bunge détient en effet une position de leader en Amérique du Sud et opère aussi au centre et au sud des États-Unis. Cereol, fortement présente en Europe occidentale et leader en Europe de l'Est, opère également au nord-est des États-Unis et bénéficie d'une position de leader au Canada.

Cette union permettra à Bunge et Cereol de devenir ensemble un acteur industriel global dans des marchés en forte croissance. Forts de sites industriels compétitifs bien localisés en termes logistiques, Bunge et Cereol seront le plus grand tranformateur de graines oléagineuses dans le monde.

La finalisation de cet accord ne sera effective qu'après obtention des autorisations et visas nécessaires : elle devrait donc avoir lieu à la fin de l'année 2002. Une équipe interne de Cereol est chargée de travailler conjointement avec Edison et Bunge pour mener à bien cette opération.

En ce qui concerne les actions menées lors de ce premier semestre, Cereol a poursuivi sa politique de recentrage sur son métier d'expertise qui est la transformation de graines oléagineuses et la commercialisation des produits qui en résultent : les farines riches en protéines, les huiles et les spécialités. C'est ainsi qu'en février 2002, Cereol, afin de renforcer son développement en Ukraine et en Russie, a porté sa participation dans Oleina Holding à 100 %. En mai 2002, Cereol a cédé sa filiale Carapelli, spécialisée dans l'huile d'olive, à un groupe d'investisseurs italiens. En juin 2002, elle a acquis 50 % des actions restantes de sa joint-venture CanAmera Foods, le premier transformateur canadien de graines oléagineuses.

Quant aux résultats opérationnels pour ces six premiers mois de l'année, ils sont, à périmètre constant, en augmentation par rapport au premier semestre 2001 et globalement très satisfaisants.

Les perspectives pour l'année 2002 restent favorables. Les résultats devraient être conformes à ceux de 2001, malgré un fléchissement des marges attendu au second semestre du fait d'un contexte moins favorable des cours des matières premières (graines, huiles et farines).

Cette année a donc été riche en événements déterminants et prometteurs pour l'avenir de Cereol. L'union avec Bunge va offrir aux deux sociétés de nouvelles opportunités. Dans ce cadre, Cereol saura créer de la valeur pour ses actionnaires, en intensifiant son partenariat avec ses fournisseurs de graines, en développant les compétences de son personnel et en restant au service de ses clients et du consommateur.

"de la nature à notre table"

31/12/01	en millions d'euros	30/06/02	30/06/01
5 178,6	**Chiffre d'affaires**	**2 390,2**	**2 552,0**
200,5	**Résultat d'exploitation**	**93,7**	**91,5**
(64,9)	Résultat financier	(24,7)	(41,8)
141,7	Résultat courant avant impôts	53,8	28,8
70,5	**Résultat net – part du groupe**	**50,1**	**6,7**

Répartition sectorielle du chiffre d'affaires hors groupe consolidé juin 2002

en millions d'euros	**30/06/02**	30/06/01
Huiles Alimentaires Europe	1 542,4	1 732,8
Oléagineux Amérique du Nord	729,7	705,7
Spécialités	117,5	113,2
Autres	0,6	0,3
Total	**2 390,2**	**2 552,0**

Répartition sectorielle du résultat d'exploitation consolidé juin 2002

en millions d'euros	**30/06/02**	30/06/01
Huiles Alimentaires Europe	76,5	69,7
Oléagineux Amérique du Nord	17,9	14,3
Spécialités	6,2	9,5
Autres	(6,9)	(2,0)
Total	**93,7**	**91,5**

Détail de l'évolution du chiffre d'affaires

en millions d'euros


2 552,0
(5,7)
Impact monétaire
31,7
Entrée de périmètre de consolidation
(252,0)
Sortie de périmètre de consolidation
64,2
Croissance interne
2 390,2
1er semestre 2001
1er semestre 2002

Détail de l'évolution du résultat d'exploitation

en millions d'euros


91,5
(0,5)
Impact monétaire
–
Entrée de périmètre de consolidation
(11,5)
Sortie de périmètre de consolidation
14,2
Croissance interne
93,7
1er semestre 2001
1er semestre 2002

Ratio endettement financier net/fonds propres

en millions d'euros


Au 30/06/01
757,6
1 085,7
69,78 %
Au 31/12/01
810,6*
989,5
81,92 %
Au 30/06/02
601,2*
1 031,0
58,39 %
* Hors actions propres.
Endettement financier net
Fonds propres de l'ensemble

Répartition taux fixe/taux variable par devise (après SWAP de change)

	Taux fixe	Taux variable
Euro	0,00 %	100,00 %
Dollar US*	26,87 %	73,13 %
Autres**	0,00 %	100,00 %

* Ce calcul ne tient pas compte des opérations d'achats de CAPS qui, en cas de hausse des taux d'intérêts en dollars, sont susceptibles de réduire l'exposition du groupe.
** Net (principalement PLN et HUF).

Structure de l'endettement financier net
au 30 juin 2002 (par devise)

en millions d'euros Devises	Endettement financier net
Euro	(281,6)
Dollar US	802,3
Dollar CAD	55,3
Autres (principalement PLN et HUF)	25,2
Total	**601,2**

Détail de la dette financière
au 30 juin 2002 (par instrument)

en millions d'euros Nature de l'instrument	Dette financière
Emprunts obligataires	151,1
Emprunts bancaires	525,8
Disponibilités et VMP*	(75,7)
Total	**601,2**

* Hors actions propres.

Investissements

en millions d'euros	30/06/02	30/06/01	31/12/01
Investissements corporels			
Huiles Alimentaires Europe	16,1	15,5	34,9
Oléagineux Amérique du Nord	18,2	6,9	23,5
Spécialités	10,4	8,5	30,4
Autres	–	–	1,3
Total	**44,7**	**30,9**	**90,1**
Immobilisations corporelles			
Huiles Alimentaires Europe	175,4	372,3	198,0
Oléagineux Amérique du Nord	401,8	233,4	380,7
Spécialités	228,6	155,4	249,2
Autres	1,0	0,2	1,3
Total	**806,8**	**761,3**	**829,2**

Effectifs à la clôture

30/06/02	31/12/01
5 963	5 745

Huiles Alimentaires Europe, Oléagineux Amérique du Nord, Spécialités.

Le contexte "matière première" satisfaisant et la demande mondiale en huiles et en protéines soutenue qu'a connu Cereol en 2001, se sont poursuivis au cours du premier semestre 2002.

L'environnement dans lequel agit Cereol est marqué d'une part par la disponibilité en graines et d'autre part par la demande en huiles et farines. Les récoltes mondiales de 2001 couvrent aussi le premier semestre 2002. Aussi, l'activité de Cereol a bénéficié d'une offre globale en graines satisfaisante, même si elle a été contrastée selon les zones de production : le soja a connu des récoltes records aux USA et en Amérique du Sud (2001 et 2002). La récolte de colza est restée stable dans l'Union européenne mais a fortement baissé au Canada. De même, la production mondiale de tournesol a subi une baisse significative, notamment en Europe de l'Est. La demande d'huile et de tourteaux est restée forte sur les six premiers mois de l'année, le marché européen des protéines continuant notamment à bénéficier du remplacement des farines animales par les protéines végétales. L'augmentation des prix de vente des huiles et tourteaux amorcée à la fin de l'année 2001 a contribué à l'amélioration générale des marges.

Enfin, après deux années de forte hausse, l'énergie est revenue à des niveaux de prix plus favorables.

C'est donc dans ce contexte général plutôt positif que Cereol a poursuivi sa stratégie de recentrage sur son secteur d'activité le plus large et le plus significatif, c'est-à-dire la transformation des graines oléagineuses et la commercialisation des produits qui en résultent.

C'est pourquoi, après Koipe en décembre 2001, Cereol a cédé sa filiale Carapelli, un des leaders en Italie de l'huile d'olive, à un groupe d'investisseurs italiens.

D'autre part, en juin 2002, Cereol a acquis la totalité des actions restantes de CanAmera, leader canadien de la trituration des oléagineux et du raffinage et conditionnement des huiles végétales.

Enfin, dans la poursuite de développement des marchés en forte croissance, Cereol a acquis, en février 2002, 49 % des titres de la société Oleina Holding (portant ainsi sa participation à 100 %) qui opère à travers ses filiales dans les activités de trituration, raffinage, conditionnement et commercialisation en Ukraine et en Russie.

En conclusion, poursuivant les actions entreprises tout au long de l'année 2001, le groupe Cereol a considérablement renforcé la cohérence de ses métiers, ce qui, dans un environnement favorable, se traduit par une amélioration de ses résultats.

En Ukraine et plus particulièrement en Russie, la concurrence d'opérateurs locaux et des importations d'huile de soja a été très vive et a freiné notre développement. Aussi, le contrôle à 100 % d'Oleina Holding doit nous aider dans ce contexte à renforcer notre position en utilisant plus efficacement toutes les synergies du groupe.
En ce qui concerne le marché français, notre filiale Lesieur a consolidé ses parts de marché sur les segments des huiles de graines et de l'huile d'olive. Les marques Huile d'Olive Lesieur et Carapelli ont notamment connu de bonnes performances. La marque Olï a été repositionnée et relancée à partir de mars 2002 et a bénéficié à cette occasion d'une importante campagne de publicité.
Cependant, les marges ont été impactées par l'impossibilité de répercuter les hausses des matières premières intervenues fin 2001 dans les tarifs de vente en raison du "gel" des prix de vente consommateurs pendant la phase de passage à l'euro. Cette situation a été corrigée en fin de période et devrait se traduire positivement sur la deuxième partie de l'année.
Cereol a cédé sa filiale Carapelli à un groupe d'investisseurs italiens mené par B&S Private Equity Group. La cession a été effectuée en juin sur la base de 101 millions d'euros (valeur d'entreprise de la société). Cette opération a été conduite dans le cadre de la politique de Cereol de recentrage sur son activité oléagineuse.

Les liens qui existaient entre Carapelli et d'autres filiales du groupe sont maintenus. En effet, le nouvel actionnaire de Carapelli reprend le contrat entre Carapelli et Lesieur pour la distribution en France de l'huile d'olive extra vierge sous la marque Carapelli. Il poursuit également le contrat à façon pour le conditionnement d'huiles de graines entre Cereol Italie et Carapelli.

Biodiesel

Le développement du biodiesel en Italie (nouveaux quotas portés à 300 000 tonnes contre 180 000 tonnes précédemment) dû à la nouvelle possibilité de le mélanger avec le diesel "minéral" a constitué un élément très favorable pour Novaol. Cependant, le contexte général – baisse du prix du pétrole, hausse des cours des huiles végétales – a lourdement pesé sur la division biodiesel pendant les six premiers mois de l'année 2002.

En conclusion, les bons résultats du premier semestre 2002, sont la conséquence, dans un environnement favorable, de la poursuite des axes stratégiques de Cereol : efficacité industrielle et maîtrise des coûts, innovation et développement de produits à forte valeur ajoutée, intégration verticale.

Oléagineux Amérique du Nord

Les résultats de la division Oléagineux Amérique du Nord pour le premier semestre 2002 sont en très forte augmentation par rapport au premier semestre 2001 (comptes pro forma).

Central Soya a en effet bénéficié de plusieurs facteurs positifs :

- un contexte favorable en ce qui concerne la disponibilité des matières premières ; la récolte 2001 de soja a battu un nouveau record avec près de 79 millions de tonnes ;
- une forte demande de protéines et d'huile malgré un certain ralentissement économique aux USA ;
- un niveau de prix de l'énergie plus raisonnable par rapport aux deux dernières années.

C'est pourquoi, Cereol, après avoir achevé la construction de la raffinerie de Morristown (Indiana), qui rentrera effectivement en service au troisième trimestre de cette année, a décidé d'augmenter la capacité de trituration de soja de cette même usine pour la fin de l'année 2003.

Par ailleurs, le Canada connaît depuis plusieurs années un contexte climatique et agricole difficile, le creux ayant été certainement atteint lors de la récolte 2001.

C'est dans cet environnement et dans une stratégie long terme que Cereol a acquis en juin 2002 la totalité des actions de sa joint-venture CanAmera, contrôlant dorénavant 100 % de cette société.

CanAmera est le leader canadien de la trituration d'oléagineux et du raffinage et conditionnement d'huiles végétales. La production est répartie entre le traitement du soja dans des usines à l'est du pays, et la trituration du colza, qui se situe dans l'ouest. CanAmera commercialise une large gamme d'huiles et de produits à base de matière grasse végétale, sur l'ensemble du territoire canadien.

Cette opération va renforcer nos synergies, industrielles, commerciales et logistiques en Amérique du Nord, et nous permettre de bénéficier d'un environnement plus favorable à l'avenir.

Spécialités

La division Spécialités a enregistré une nette augmentation de ses résultats en comparaison des pro forma au 30 juin 2001. Cette amélioration est principalement due à l'augmentation des ventes et à la baisse des coûts de l'énergie, qui ont largement compensé les coûts de lancement de nouveaux produits.

Au premier semestre 2002, la division Spécialités a poursuivi l'introduction de deux lignes de nouveaux produits, développées à la fin 2001. Il s'agit des protéines solubles Alpha™, qui sont produites dans la nouvelle usine de New Bremen (Ohio) et constituent un potentiel de croissance important sur le segment de la nutrition, et de la ligne de lécithines Centrosoft®, qui sont issues du colza et du tournesol et destinées à répondre à la demande du marché européen en ingrédients produits à partir de matières non-OGM.

Le premier semestre 2002 a aussi vu l'achèvement de deux projets industriels importants : l'augmentation de la capacité de production de protéines des usines d'Aarhus au Danemark et de Bellevue dans l'Ohio. Ces nouvelles capacités vont permettre de répondre à la demande de plus en plus forte de protéines texturées.

D'autre part, l'usine de New Bremen (Ohio) qui a débuté sa production en 2001, verra sa pleine capacité utilisable au troisième trimestre 2002 qui permettra le renforcement du développement commercial des protéines Alpha™.

Ces nouveaux produits, fruits d'une politique active de recherche, et ces nouveaux outils industriels, devraient permettre de soutenir la croissance et d'accroître la rentabilité de la division Spécialités en 2002, et dans les années à venir.

Bilan consolidé

31/12/01	en millions d'euros	30/06/02	30/06/01
131,3	**Immobilisations incorporelles**	**123,8**	**246,5**
158,1	**Écarts d'acquisition**	**166,7**	**119,9**
829,2	**Immobilisations corporelles**	**806,8**	**761,3**
	Immobilisations financières		
27,8	Titres mis en équivalence	31,8	30,3
1,1	Participations non consolidées	0,9	2,5
16,7	Autres immobilisations financières	9,8	38,1
45,6		**42,5**	**70,9**
1 164,2	**Actif immobilisé**	**1 139,8**	**1 198,6**
33,5	Impôt différé actif	24,1	172,9
750,3	Stocks et en-cours	606,5	611,9
436,0	Clients et comptes rattachés	388,7	518,0
109,6	Autres créances	68,9	115,4
5,6	Valeurs mobilières de placement	4,5	36,0
244,3	Disponibilités	75,6	100,8
1 579,3	**Actif circulant**	**1 168,3**	**1 555,0**
2 743,5	**Total actif**	**2 308,1**	**2 753,6**

passif

31/12/01	en millions d'euros	30/06/02	30/06/01
	Capitaux propres		
25,7	Capital	25,7	25,7
859,0	Primes	859,0	859,0
6,5	Réserves	60,4	-
(5,5)	Réserves de conversion	6,0	(27,0)
70,5	Résultat net	50,1	6,7
956,2	**Capitaux propres – part du groupe**	**1 001,2**	**864,4**
33,3	Intérêts minoritaires	29,8	221,3
989,5	**Capitaux propres de l'ensemble**	**1 031,0**	**1 085,7**
0,8	Subventions d'investissement	0,8	1,9
149,6	Impôt différé passif	137,9	66,1
35,4	Provisions pour risques et charges	83,0	79,9
1 057,2	Dettes financières	676,9	932,7
349,8	Fournisseurs et comptes rattachés	262,6	365,4
161,2	Autres dettes	115,9	222,0
2 743,5	**Total passif**	**2 308,1**	**2 753,6**

Compte de résultat consolidé

31/12/01	en millions d'euros	30/06/02	30/06/01
	Produits d'exploitation		
5 178,6	Chiffre d'affaires	2 390,2	2 552,0
13,4	Autres produits d'exploitation	3,7	8,5
5 192,0		**2 393,9**	**2 560,4**
	Charges d'exploitation		
3 914,0	Achats et variations de stocks	1 812,8	1 921,9
273,0	Charges de personnel	125,4	140,3
704,7	Autres charges d'exploitation	314,9	363,9
99,8	Dotations aux amortissements et aux provisions	47,1	42,8
4 991,5		**2 300,2**	**2 469,0**
200,5	**Résultat d'exploitation**	**93,7**	**91,5**
(64,9)	**Résultat financier**	**(24,7)**	**(41,8)**
135,6	**Résultat courant des entreprises intégrées**	**69,0**	**49,7**
6,1	Résultat exceptionnel	(15,2)	(20,9)
(55,9)	Impôts sur les résultats	(3,4)	(14,9)
85,8	**Résultat net des entreprises intégrées**	**50,4**	**13,9**
1,8	Quote-part dans les résultats des sociétés mises en équivalence	2,0	1,8
(3,9)	Dotations aux amortissements des écarts d'acquisition	(2,3)	(6,4)
83,7	**Résultat net de l'ensemble consolidé**	**50,1**	**9,3**
(13,2)	Intérêts minoritaires	0	(2,6)
70,5	**Résultat net - part du groupe**	**50,1**	**6,7**
25 668 609	Nombre moyen d'actions en circulation	25 668 609	25 628 609
2,75	Résultat par action (en euros)	1,95	0,26

Tableau des flux de trésorerie consolidés

31/12/01	en millions d'euros	30/06/02	30/06/01
	Flux provenant des (affectés aux) activités opérationnelles		
200,5	Résultat d'exploitation	93,7	91,5
99,8	Dotations aux amortissements-exploitation	47,1	42,8
16,1	Dotations (reprises) aux provisions-exploitation	6,7	9,3
316,4	**Excédent brut d'exploitation**	**147,5**	**143,6**
(226,9)	Incidence de la variation des décalages de trésorerie	60,6	9,0
89,5	**Flux de trésorerie provenant de l'exploitation**	**208,1**	**152,6**
(76,7)	Intérêts payés nets	(24,7)	(41,8)
(26,5)	Impôts sur les bénéfices payés	(28,6)	(27,0)
1,1	Dividendes encaissés des sociétés mises en équivalence	–	1,1
(23,0)	Autres charges nettes décaissées	1,7	(6,5)
(35,7)	**Total**	**156,5**	**78,4**
	Flux provenant des (affectés aux) opérations d'investissement		
(90,1)	Acquisitions d'immobilisations corporelles	(44,7)	(30,9)
(3,8)	Acquisitions d'autres éléments de l'actif immobilisé	(0,8)	(3,0)
11,5	Cessions d'éléments de l'actif immobilisé	0,2	9,4
0,4	Subventions d'investissement reçues	–	0,3
212,5	(Acquisitions) cessions de filiales consolidées	(18,0)	(1,2)
(144,2)	Trésorerie nette des filiales acquises ou cédées	0,8	0,3
3,9	Incidence de la variation des décalages de trésorerie	1,3	(1,3)
(9,8)	**Total**	**(61,2)**	**(26,4)**
	Flux provenant des (affectés aux) opérations de financement		
–	Actions d'autocontrôle de Cereol SA	–	(0,1)
0,8	Augmentation de capital versé par les minoritaires des filiales consolidées	1,6	1,6
(22,7)	Dividendes versés aux actionnaires de Cereol	(16,6)	(22,7)
(3,4)	Dividendes versés aux minoritaires des filiales consolidées	–	(3,4)
188,9	Nouveaux (remboursements) emprunts	(248,3)	14,9
–	Incidence de la variation des décalages de trésorerie	–	–
163,6	**Total**	**(263,3)**	**(9,7)**
3,2	**Incidence des variations de taux de change**	**(1,8)**	**(8,3)**
121,2	**Variation de trésorerie**	**(169,8)**	**34,0**
128,7	**Trésorerie à l'ouverture**	**249,9**	**102,8**
249,9	**Trésorerie de clôture**	**80,1**	**136,8**

aux comptes consolidés

1. Principes comptables et méthodes d'évaluation

1.1 Principes comptables

Les comptes consolidés semestriels sont établis conformément aux principes comptables et méthodes d'évaluations utilisés à la clôture des comptes annuels, en accord avec :

- le règlement 99-02 du comité de réglementation comptable relatif aux comptes consolidés des sociétés commerciales et entreprises publiques ;
- la recommandation du conseil national de la comptabilité 99.R.01, relative aux comptes intermédiaires.

Les comptes consolidés ont été arrêtés selon les principes de continuité d'exploitation.

Le groupe applique les méthodes préférentielles définies par le règlement CRC 99-02 pour :

- le coût des prestations de retraite ;
- les écarts de conversion des actifs et passifs monétaires libellés en devises ;
- les frais d'émission et les primes de remboursement et d'émission des emprunts obligataires ;
- le traitement des contrats de location financement.

La nature des opérations du groupe n'entraîne pas d'opération partiellement achevée à la clôture.

1.2 Méthode d'évaluation

Les principes comptables et méthodes d'évaluation retenus pour l'arrêté des comptes semestriels sont identiques à ceux du 31 décembre 2001.

Les actifs et passifs de Cereol reçus en apport sont ceux issus de la scission d'Eridania Béghin-Say, déterminés sur la base des valeurs réelles arrêtées par des experts indépendants. Elles tiennent ainsi compte des plus et moins-values de réévaluation. Les écarts d'acquisition – positifs ou négatifs – provenant de la consolidation aux valeurs réelles (dits écarts de scission) ont fait l'objet d'analyses et ont été en partie affectés aux immobilisations incorporelles et corporelles, aux actifs d'impôts différés et le cas échéant, aux réserves de consolidation.

Concernant le rachat des 50% complémentaires de CanAmera, la valorisation des actifs et passifs par le groupe à sa juste valeur est en cours de réalisation et sera finalisée au 31 décembre 2002.

2. Comparabilité

Les comptes semestriels sont impactés par le caractère saisonnier des activités du groupe.

Le périmètre de consolidation entre juin 2001 et juin 2002 a évolué d'une part, des opérations de cession de Riso Eurico (2 octobre 2001), de Koipe (19 décembre 2001), et de Carapelli (28 mai 2002) ; d'autre part, du rachat des 49 % du groupe Oleina Holding (28 février 2002) et de l'acquisition des 50 % complémentaires de CanAmera Foods (31 mai 2002).

À périmètre constant, les états financiers : compte de résultat pro forma et bilan pro forma de juin 2001 sont présentés en rapportant les cessions de Riso Eurico et de Koipe au 1er janvier 2001, alors que la vente de Carapelli est à la date réelle du 1er juin 2002. Le rachat des 49 % restant d'Oleina s'effectue au 1er mars 2002.

Concernant CanAmera, le compte de résultat est consolidé à 50 % selon la méthode de l'intégration proportionnelle du 1er janvier au 31 mai 2002 et à 100 % pour le mois de juin selon la méthode de l'intégration globale.

Le bilan est consolidé à 100 % en intégration globale.

Les comptes pro forma sont donnés à titre d'information ; ils n'ont donc pas pour fonction de présenter les résultats et bilans qui auraient réellement été obtenus si ces opérations étaient intervenues conformément aux dates indiquées ci-dessus.

Les conventions retenues pour l'établissement de ces comptes pro forma sont les suivantes :

- les comptes sont présentés pour les exercices semestriels 2002 et 2001 ;
- les effets des trois opérations de cession et des deux opérations d'acquisition ont été rapportés comme il est expliqué au paragraphe précédent ;
- les frais financiers théoriques ont été calculés sur la base de l'endettement financier net et des taux d'intérêts encourus par le nouveau groupe ; il a également été tenu compte de l'effet d'impôts en découlant ;
- les états financiers 2001 sont les comptes consolidés réels au 30 juin 2001 retraités des opérations d'acquisitions et de cessions ;
- les états financiers 2002 sont les comptes consolidés réels.

Les sociétés Riso Eurico, Koipe et Carapelli ont été considérées comme des sociétés externes au groupe Cereol. Les données pro forma ont été corrigées des éliminations intercompagnies entre le groupe Cereol et les sociétés cédées.

Le compte de résultat consolidé du 30 juin 2002 retrace les produits réalisés et les charges supportées par les entreprises cédées jusqu'à la date de transfert du contrôle.

Bilans pro forma

en millions d'euros	30/06/02	30/06/01
Immobilisations incorporelles	123,8	123,3
Écarts d'acquisition	166,7	153,1
Immobilisations corporelles	806,8	789,9
Immobilisations financières		
Titres mis en équivalence	31,8	30,3
Participations non consolidées	0,9	2,0
Autres immobilisations financières	9,8	49,0
Actif immobilisé	**1 139,8**	**1 147,6**
Stocks et en-cours	606,5	570,6
Clients et comptes rattachés	388,7	430,2
Autres créances	93,0	246,8
Valeurs mobilières de placement	4,5	36,0
Disponibilités	75,6	95,1
Actif circulant	**1 168,3**	**1 378,7**
Total actif	**2 308,1**	**2 526,3**
Capitaux propres		
Capital	25,7	25,7
Primes	859,0	859,0
Réserves	60,4	93,7
Écarts de conversion	6,0	(27,0)
Résultat net	50,1	13,9
Capitaux propres - part du groupe	**1 001,2**	**965,3**
Intérêts minoritaires	29,8	25,5
Capitaux propres de l'ensemble	**1 031,0**	**990,8**
Subventions d'investissements	0,8	0,8
Provisions pour risques et charges	220,9	126,5
Dettes financières	676,9	836,8
Fournisseurs et comptes rattachés	262,6	292,9
Autres dettes	115,9	278,5
Total passif	**2 308,1**	**2 526,3**

Comptes de résultat pro forma

en millions d'euros	30/06/02	30/06/01
Produits d'exploitation		
Chiffre d'affaires	2 390.2	2331,7
Autres produits d'exploitation	3.7	7,9
	2 393,9	2 339,6
Charges d'exploitation		
Achats et variations de stocks	1 812,8	1 761,7
Charges de personnel	125.4	123,2
Autres charges d'exploitation	314.9	332,8
Dotations aux amortissements et aux provisions	47.1	41,6
	2 300,2	2 259,3
Résultat d'exploitation	**93,7**	**80,3**
Résultat financier	**(24,7)**	**(37,2)**
Résultat courant des entreprises intégrées	**69,0**	**43,1**
Résultat exceptionnel	(15,2)	(19,0)
Impôts sur les résultats	(3.4)	(9,1)
Résultat net des entreprises intégrées	**50,4**	**15,0**
Quote-part dans les résultats des sociétés mises en équivalence	2.0	1,9
Dotations aux amortissements des écarts d'acquisition	(2.3)	(2,1)
Résultat net de l'ensemble consolidé	**50,1**	**14,8**
Intérêts minoritaires	0	(0,9)
Résultat net - part du groupe	**50,1**	**13,9**

3. Variation des capitaux propres - part du groupe

en millions d'euros	Capital	Primes	Réserves	Écarts de conversion	Résultat net	Total
Au 1er janvier 2001 après scission et affectation	**25,7**	**881,8**	**6,5**	**-**	**-**	**914,0**
Augmentation de capital	–	–	–	–	–	–
Dividendes distribués	–	(22,8)		–		**(22,8)**
Résultat de l'exercice	–	–	–	–	70,5	**70,5**
Écarts de conversion	–	–	–	(5,5)	–	**(5,5)**
Au 31 décembre 2001	**25,7**	**859,0**	**6,5**	**(5,5)**	**70,5**	**956,2**
Affectation du résultat 2001	–	–	70,5	–	(70,5)	-
Dividendes distribués	–	–	(16,6)	–		**(16,6)**
Résultat de l'exercice	–	–	–	–	50,1	**50,1**
Écarts de conversion	–	–	–	11,5	–	**11,5**
Au 30 juin 2002	**25,7**	**859,0**	**60,4**	**6,0**	**50,1**	**1 001,2**

4. Informations sectorielles

Juin 2002 (en millions d'euros)	Huiles Alimentaires Europe	Oléagineux Amérique du Nord	Spécialités	Autres	Total
Chiffre d'affaires – part du groupe	1 542,4	729,7	117,5	0,6	**2 390,2**
Résultat d'exploitation	76,5	17,9	6,2	(6,9)	**93,7**

Juin 2001 (en millions d'euros)	Huiles Alimentaires Europe	Oléagineux Amérique du Nord	Spécialités	Autres	Total
Chiffre d'affaires – part du groupe	1 732,8	705,7	113,2	0,3	**2 552,0**
Résultat d'exploitation	69,7	14,3	9,5	(2,0)	**91,5**

5. Résultat exceptionnel

en millions d'euros	**30/06/02**	30/06/01	31/12/01
Plus ou moins-value nettes sur cessions d'éléments de l'actif [(a)]	22,5	–	24,8
Plans de restructuration	–	(1,2)	(1,6)
Autres charges (produits) – net [(b)]	(37,7)	(19,7)	(17,1)
Total	**(15,2)**	**(20,9)**	**6,1**

(a) Au 30 juin 2002, le poste comprend la plus-value réalisée sur la cession de Carapelli pour 29,4 millions d'euros. Ce poste comprend également différentes provisions pour garantie et restructuration pour un montant total de 6,9 millions d'euros.

(b) Les autres charges comprennent pour l'essentiel au 30 juin 2002 une provision pour litige de 40 millions d'euros relative à la cession du groupe Ducros à la société McCormick & Company. De plus amples informations sur ce point sont fournies dans la note 7 "litiges" ci-après.

6. Engagements hors bilan

en millions d'euros	30/06/02	31/12/01
Avals et cautions donnés	78,2	119,4
Contre-garanties données à des tiers	–	2,7
Avals et cautions reçus	35,4	19,3
Dettes garanties par des sûretés réelles	68,0	91,8
Commandes d'immobilisations industrielles et financières	1,4	–
*Opérations de couverture (matières)**		
Engagements d'achats de matières	298,9	976,1
Engagements de ventes de matières	451,7	1 395,1
Opérations de couverture (taux et change)		
Engagements réciproques	1 322,7	1 959,1
Engagements reçus	250,6	283,7

* Les engagements d'achats et de vente de matières fluctuent fortement en fonction des saisons.

7. Litiges

• La société Ducros et ses filiales ont été cédées à la société McCormick France SAS par Eridania Béghin-Say le 31 août 2000 pour 419,2 millions d'euros. Dans le cadre de la procédure d'ajustement de prix prévue par le contrat de cession, la société McCormick & Company Inc. disant agir pour le compte de la société McCormick France SAS a notifié Eridania Béghin-Say, en date du 5 janvier 2001, un ajustement de prix d'un montant de 155,5 millions d'euros, déclenchant ainsi une procédure d'arbitrage comptable. Eridania Béghin-Say et ses conseils ont considéré cette notification nulle dans la forme et infondée dans son contenu. En particulier, en mars 2001, une action en nullité de la notification de McCormick a été engagée auprès du Tribunal Arbitral de la CCI, postérieurement au lancement de la procédure d'arbitrage comptable. Par un arrêt en date du 28 juin 2001, la cour d'appel de Nîmes a décidé de suspendre la procédure d'arbitrage comptable en attente d'une décision définitive du Tribunal Arbitral de la CCI sur la nullité de la notification McCormick. Lors de la scission de la société Eridania Béghin-Say, le 30 juin 2001 Cereol, bénéficiaire de l'activité huile, a repris les droits et obligations de Eridania Béghin-Say tels que résultant du contrat de cession Ducros. Le 1er juillet 2002, le Tribunal Arbitral de la CCI a rendu une décision partielle restant soumise à reconnaissance et exequatur en France, validant la notification McCormick sur la forme. En accord avec ses conseils, Cereol a en conséquence et en application des principes de prudence, décidé de constituer une provision d'un montant de 40 millions d'euros. Par ailleurs, les sociétés McCormick Company Inc. et McCormick France SAS ont formé opposition à l'occasion de la scission d'Eridania Béghin-Say à l'encontre des quatre sociétés bénéficiaires de la scission : Béghin-Say, Cereol, Cerestar et Provimi. Eridania Béghin-Say a également contesté cette opposition qui sera plaidée devant le Tribunal de commerce le 16 octobre 2002. Sans préjuger du résultat des divers contentieux en cours, Cereol, en accord avec ses conseils, (i) maintient l'ensemble de ses contestations sur la réclamation McCormick et (ii) considère l'opposition à la scission comme irrecevable et infondée.

• Le 15 avril 2002, une procédure d'arbitrage a débuté entre Cereol Holding BV, filiale à 100 % de Cereol SA, et Ildom Ltd. portant sur le prix de 49 % des actions de la société suisse Oleina Holding, participation ayant été cédée par Ildom Ltd. à Cereol Holding BV le 28 février 2002. En contrepartie de cette cession, Cereol Holding BV a payé une avance de 27 millions de dollars US, pouvant varier à la hausse ou à la baisse selon le résultat de l'arbitrage, et a émis une garantie bancaire de 12 millions de dollars US en faveur d'Ildom Ltd. pour couvrir cet arbitrage ainsi que celui existant entre Oleina SA détenue à 100 % par le groupe Cereol et Ildom Ltd.

• Un contrôle fiscal des comptes d'Eridania Béghin-Say, l'ancienne maison mère de Cereol, est actuellement en cours. Les sociétés issues de la scission d'Eridania Béghin-Say (Béghin-Say, Cereol, Cerestar, Provimi) seront chacune responsables pour leur part dans les éventuels redressements résultant de ce contrôle.

• A la connaissance de la société, il n'existe pas d'autre fait exceptionnel ou litige susceptible d'avoir une incidence significative sur la situation financière, le résultat ou le patrimoine de la société ou du groupe.

8. Événements postérieurs à la clôture

Le 22 juillet 2002, Edison, l'actionnaire majoritaire de Cereol, a conclu un accord avec Bunge lui permettant de lui céder sa participation de 54,69 % dans Cereol. La réalisation de l'opération sera effective après obtention des autorisations requises. Bunge est une société agro-alimentaire internationale dont le chiffre d'affaires s'est élevé à 11,5 milliards de dollars US en 2001 et qui opère dans le domaine de la transformation des oléagineux.
Le 26 Août 2002, Cereol a conclu avec Ösat, sous condition de l'autorisation des autorités antitrust, un accord en vue d'acquérir les 50% restants dans la société autrichienne Ölmühle Bruck.

sur les comptes consolidés

Concernant l'impact monétaire, le premier semestre 2002 a été essentiellement marqué par un affaiblissement du dollar américain contre l'euro.

Les variations de périmètre de consolidation ont eu un effet significatif sur le chiffre d'affaires (sorties nettes des entrées : - 220,3 millions d'euros).

Le chiffre d'affaires du premier semestre 2002, s'est établi à 2 390,2 millions d'euros et reflète une baisse apparente de 6,3 % par rapport à 2001. À périmètre et taux de change constants, le chiffre d'affaires est en hausse de 2,5 % et s'explique essentiellement par la progression des prix de vente.

Le résultat d'exploitation consolidé du premier semestre 2002 s'est élevé à 93,7 millions d'euros, en hausse de 2,4 %. Hors effet de change et variations de périmètre de consolidation, la hausse du résultat d'exploitation est de 16,7 %. Ceci est dû à une amélioration des marges en Europe de l'Ouest, ainsi qu'à une augmentation des prix de vente et une politique d'approvisionnement efficace en Europe de l'Est. Aux États-Unis, les résultats ont augmenté surtout grâce à l'amélioration des volumes et à la diminution des coûts de l'énergie.

Le résultat financier fait apparaître une charge nette de 24,7 millions d'euros au premier semestre 2002 contre 41,8 au 30 juin 2001. Cette baisse s'explique essentiellement par la diminution du poids de la dette financière. Le résultat financier comprend les charges financières relatives aux dettes financières sous forme d'émissions obligataires et d'emprunts bancaires. Il inclut également les différences de change, notamment liées à la fluctuation du dollar US.

Le résultat exceptionnel fait apparaître une charge nette de 15,2 millions d'euros. Ce poste comprend une plus-value nette sur la cession de Carapelli de 22,5 millions d'euros. Les autres charges et produits exceptionnels (- 37,7 millions d'euros) intègrent pour l'essentiel une provision pour litige de 40 millions d'euros relatif à la cession du groupe Ducros à la société McCormick & Company.

Le taux apparent de **l'impôt sur les bénéfices** de 6,2 % s'explique en majeur partie par la non fiscalisation de la plus-value de cession de Carapelli réalisée par Cereol holding BV aux Pays-Bas, laquelle bénéficie d'une exonération fiscale.

Au total le **résultat net - part du groupe** s'établit à 50,1 millions d'euros au premier semestre 2002, contre 6,7 millions d'euros au premier semestre 2001.

Le bilan consolidé du groupe fait apparaître au 30 juin 2002 des **fonds propres** part du groupe de 1 001,2 millions d'euros, en comparaison à 956,2 millions d'euros au 31 décembre 2001. La hausse s'explique par le versement en 2002 de dividendes au titre de 2001 (- 16,6 millions d'euros), par un résultat net du semestre (50,1 millions d'euros) et par un écart de conversion monétaire positif (11,5 millions d'euros).

Après déduction des disponibilités et des valeurs mobilières de placement hors actions propres (75,6 millions d'euros), **l'endettement financier** net du groupe au 30 juin 2002 s'est établi à 601,2 millions d'euros contre 810,6 millions d'euros au 31 décembre 2001.

La réduction de l'endettement financier et l'augmentation des fonds propres expliquent l'amélioration du **ratio d'endettement financier net/fonds propres** qui s'élève au 30 juin 2002 à 0,58 contre 0,82 au 31 décembre 2001.

Le besoin en fonds de roulement opérationnel du groupe au 30 juin 2002 s'établit à 732,7 millions d'euros contre 836,5 millions d'euros au 31 décembre 2001.

Perspectives

Bien que la fin de ce premier semestre ait été marquée par une certaine détérioration du contexte "matières premières" et donc des marges, les résultats de cette année devraient confirmer les bons résultats de l'année 2001.

des commissaires aux comptes

sur l'examen limité des comptes semestriels consolidés resumés
Période du 1er janvier 2002 au 30 juin 2002
(Articles L. 232-7 du Code de commerce et 297-1 du décret du 23 mars 1967)

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats consolidés présenté sous la forme de comptes semestriels consolidés résumés de la société Cereol SA, relatifs à la période du 1er janvier 2002 au 30 juin 2002, tels qu'ils sont joints au présent rapport;
- la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité du Conseil d'Administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés résumés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes semestriels consolidés résumés et l'image fidèle qu'ils donnent du résultat des opérations du semestre, ainsi que de la situation financière et du patrimoine de l'ensemble constitué par les entreprises comprises dans la consolidation, à la fin de ce semestre.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 7 "Litiges" de l'annexe aux comptes semestriels consolidés résumés décrivant un litige et la position retenue par la société dans le cadre de l'arrêté des comptes au 30 juin 2002.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Fait à Paris et Neuilly, le 11 septembre 2002

Les commissaires aux comptes

Gramet Nahum & Associés
William Nahum

Deloitte Touche Tohmatsu
Dominique Évrard

Conseil d'administration

au 10 septembre 2002

Carl Hausmann
Président-directeur général

Guido Angiolini

Piergiuseppe Biandrino

Maurice Lévy

Mario Lombardi

Yves-René Nanot

Angelo Triulzi

Comité exécutif

Carl Hausmann
Président-directeur général

A. Gerald Backstrom
Directeur administratif et financier

William B. Campbell
Directeur Oléagineux
Amérique du Nord

Gabriel Krapf
Directeur Europe du Sud

James P. McCarthy
Directeur Spécialités

Henri Rieux
Directeur de la stratégie,
du développement et des
ressources humaines

Claudio Scarrozza
Directeur Europe de l'Est

Paolo Silvano
Directeur Plan et Stratégie

Evert Van Korlaar
Directeur Europe Centrale

Commissaires aux comptes

Deloitte Touche Tohmatsu

Gramet Nahum & Associés

Information financière

A. Gerald Backstrom
Directeur administratif et financier
Téléphone : 01 41 43 10 60
Télécopie : 01 41 43 14 44
E-mail : comfi-cereol@fr.cereolworld.com

Delphine Barré
Responsable de la communication financière
Téléphone : 01 41 43 14 45
Télécopie : 01 41 43 14 44
E-mail : comfi-cereol@fr.cereolworld.com

Réalisation : Département Communication de Cereol - Photo : L. Perenom

Cereol

Société anonyme au capital de 25 668 609 €
Siège social : 14, boulevard du Général Leclerc
F-92200 Neuilly-sur-Seine
330339169 RCS Nanterre

Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65
http://www.cereolworld.com



Direction générale
14, boulevard du Général Leclerc
F – 92200 Neuilly-sur-Seine
Téléphone : +33 1 41 43 15 00
www.cereolworld.com

Cereol

GROUPE Edison